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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 0-21696

                                                         CUSIP NUMBER 04033A-100

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
For Period Ended:  June 30, 1999
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ...............................................
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               Read Attached Instruction Sheet Before Preparing Form. Please
               Print or Type.
               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:...Not Applicable........
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PART I -- REGISTRANT INFORMATION
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     Full Name of Registrant ......ARIAD Pharmaceuticals, Inc...................
     Former Name if Applicable

     ..Not Applicable...........................................................

     Address of Principal Executive Office (Street and Number)

     ..26 Landsdowne Street, Cambridge, MA  02139...............................
              City, State and Zip Code
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PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 1999 in a timely manner because the financial information required to complete the disclosure requirements of Form 10-Q was not timely made available to the Registrant.

                                                 (Attach Extra Sheets if Needed)


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PART IV -- OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

     Jay R. LaMarche, Chief Financial Officer....(617) ......494-0400 (ext. 202)
            (Name)                            (Area Code)    (Telephone Number)

     (2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment A, which is incorporated herein by reference.

     ................ARIAD Pharmaceuticals, Inc.................................
                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date...August 16, 1999.......................    By:../s/ Jay R. LaMarche.......
                                                   Jay R. LaMarche
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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                                  ATTACHMENT A
                                       TO
                                   FORM 12b-25
                                       FOR
                           ARIAD PHARMACEUTICALS, INC.


PART IV - OTHER INFORMATION

Item 3 - Change in Results of Operations.

     The Registrant currently anticipates that the financial statements to be included in its Quarterly Report on Form 10-Q for the six month period ended June 30, 1999 (the "First Half of 1999") will reflect a net loss of approximately $11,290,000 on revenue of approximately $7,623,000, as compared to a net loss of approximately $11,677,000 on revenue of approximately $6,683,000 for the six month period ended June 30, 1998 (the "First Half of 1998"). The decrease in the net loss of approximately $387,000 from the First Half of 1998 to the First Half of 1999 is primarily attributable to (i) an increase in revenue of approximately $940,000 and (ii) a decrease in research and development expenses of approximately $756,000, offset somewhat by (iii) an increase in the Company's equity share of the loss of approximately $766,000 generated by the Genomics Center, and (iv) an increase in general and administrative expenses of approximately $239,000.


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